MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

October 6, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  magicJack VocalTec Ltd.
Form 20-F
Filed April 27, 2011
File No. 000-27648

Dear Mr. Spirgel,

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated September 29, 2011 addressed to Daniel Borislow, President and Chief Executive Officer of the Company, concerning the above referenced filing. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 20-F for the fiscal year ended December 31, 2010
Item 5. Operating and Financial Review and Prospects
Significant Accounting Policies

magicJack Revenue, page 26

1.
We note your response to prior comment one from our letter dated September 6, 2011. Provide us with a detailed analysis of section 605-25-25 of the ASC in your determination not to allocate any revenues to your magicJack device. Also tell us how you have determined your unit(s) of account under paragraphs 25-3 through 25-6 of ASC 605-25.

Response: The magicJack device sold directly to customers includes the magicJack device and the access license for a year, enabling free domestic local and long distance telephone service. The device and license are functionally interdependent. These items do not have a value to the customer on a standalone basis and are therefore not separate units of account in accordance with ASC 605-25-25-3(a). They are not intended to function independently or have any alternative use. Accordingly, we do not allocate the sales revenue between the magicJack device and the license.

Sales Return Policy, page 26

2.	We note your response to prior comment two from our letter dated September 6, 2011. Please address the following below in your response.

•	Tell us how you considered your response to comment one above in regards to the sales of the devices to retailers.

Response: The unit of account and revenue recognition for sales to retailers is the same as direct sales to customers.

•	Tell us in detail of the nature of the major terms of the agreements with your retailers.

Response: The Company has Vendor Agreements with all of its retailers. The major points of the Vendor Agreements provide for terms of ordering, shipment and payment, description and quality of the merchandise to be purchased, exchange of information between the Company and the customer, compliance with customer-vendor policies, remedies and returns and other normal commercial terms and conditions of vendor agreements. The Company may provide an example of agreement if desired.

•	Addressing ASC 605-45, tell us how you concluded that the retailer acts as a principal.

Response: All of the Company’s products are manufactured by the Company and sold and shipped directly to retailers. There is no intermediary or third party involvement, other than manufacturer’s representatives who receive commissions, in the Company’s transactions with its retailers.  The Vendor Agreement provides that title and risk of loss of the products passes to the retailer on delivery to the location specified in the purchase order. Both the Company and the customer are independent principals in vending transactions.

•	Tell us how you considered the product sales to your retailers when a right of return exists.

Response: Retailers that sell our products do not have a right of return, except for merchandise returned in the normal course of business.

Further tell us how you have determined that the inventory turnover period of 30 days is reasonable. Tell us why you use this period instead of recognizing revenue when individual devices and licenses are activated.

Response: The Company maintains records of monthly sales to each retailer and has determined based on an analysis of the reordering patterns of the retailers that the average inventory turnover is approximately 30 days. In addition, the Company receives rolling forecasts of anticipated restocking orders from some of its major retail customers. These forecasts assist the Company in scheduling manufacturing and product logistics and also support the average 30-day turnover of inventory at the retail level.

The Company’s obligation pursuant to the license is to provide end users with access to its network for free domestic local and long distance telephone service for one year following purchase of the magicJack device. The Company recognizes revenue over the one-year period of the license, which reflects the Company’s obligation for continuing services. The Company’s experience is that most devices are activated by the end user shortly after purchase, and believes that the commencement date for revenue recognition closely approximates the activation date for devices activated.  The Company has elected to account for devices sold on a homogenous pool basis and recognize revenues from sale of devices on a monthly basis over the term of the embedded licenses, as this follows the staff’s guidance for accounting for homogeneous pools of assets and liabilities outlined in SEC Staff Remarks Before the 2005 AICPA National Conference on Current SEC and PCAOB Developments by Pamela R. Schlosser on December 5, 2005.

Telephony Services Revenue, page 26

3.
We note your response to prior comment three from our letter dated September 6, 2011. Please tell us if you continued recording the terminating access charges as revenue at the full tariff amount you have historically used or a reduced amount. If you made a change(s) in the amount of revenue recorded please tell us when you made the change(s) and the considerations that lead to the change(s). Further if you have not made a change in your policy tell us why you believe this was appropriate.

Response: The Company has historically and continues to bill its telecommunication carrier/customers at the full tariff amount. The Company has the ability to change, and has recently revised its tariff filed with the Federal Communications Commission (the “FCC”). As a result of findings by the FCC on the AT&T’s challenge of the Company’s tariff, the Company filed new tariffs with the FCC. Since the Company has filed its new tariff with the FCC, and the new tariff is effective, the tariff is deemed lawful. The FCC is currently reexamining its findings. The Company has always billed the full tariff amount to its telecommunication carrier/customers. A change in the amount billed as a result of a change in a tariff is not a change in accounting policy as the Company continues to bill the full tariff amount.

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The Company bills the full amount of its tariff because that is the legal requirement under FCC, State and Local rules and regulations. However, in view of current activity with the reconsideration of the Access Charge Regime by the FCC and the telecommunications industry, the Company provides allowances against billed revenue based on its best estimates of what it will ultimately collect on settlement or resolution of the uncertainties surrounding the Access Charge Regime. The behavior of the way carriers pay one another is a constantly moving item. The FCC and the telecommunication industry are currently seeking comments and reviewing the entire Access Charge Regime with a view towards finding a more equitable and fairer system. The Company is well aware of industry issues related to the access charge process as a result of management’s extensive experience, from being in litigation for a long period of time and investigating through discovery and other methods.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission. Please contact the undersigned with any questions regarding these responses.

Truly yours, /s/ Peter Russo Chief Financial Officer and Treasurer

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